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                                                                    Exhibit 16.1



April 2, 2003

Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:


We were previously principal accountants for Ascential Software Corporation and subsidiaries ("Ascential") and, under the date of January 29, 2003, we reported on the consolidated financial statements of Ascential as ofand for the years ended December 31, 2002 and 2001. On March 31, 2003, our appointment as principal accountants was terminated. We have read Ascential's statements included under Item 4 of its Form 8-K dated March 31, 2003, and we agree with such statements except that we are not in a position to agree or disagree with the statements made under Item 4 in the fifth paragraph.



Very truly yours,


/s/ KPMG LLP